

April 24, 2012

<u>Via E-mail</u>
Mr. Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
1099 Ameriprise Financial Center
Minneapolis, Minnesota 55474

      RE: **Ameriprise Financial, Inc.**
                Form 10-K for the Year Ended December 31, 2011
                Filed February 24, 2012
                Definitive Proxy Statement on Schedule 14A
                Filed March 9, 2012
                File No. 1-32525

Dear Mr. Berman:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 23

Breaches of security or interference with our technology infrastructure could harm our business, page 35

1. You disclose that your business is reliant upon technology systems and networks, including systems and networks managed by third parties, to process, transmit, and store information and to conduct many of your business activities and transactions. You also disclose that you have implemented security measures designed to protect against breaches of security and other interference with your systems and networks resulting from attacks by third parties, including hackers. Given your extensive use of information technology systems, please tell

us whether you have experienced any attacks, viruses, intrusions, or similar problems in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion and Analysis, page 42

General

2. Your current results of operations discussion appears to place more prominence on Non-GAAP amounts rather than the corresponding GAAP amounts. It appears that in some cases you only discuss fluctuations in line items on a non-GAAP basis. Please revise your disclosures to ensure that you are discussing and placing more prominence on GAAP amounts. Please show us in your supplemental response what the revisions will look like in future filings.

Consolidated Results of Operations, page 52

3. Your income statement reconciliations from reported GAAP amounts to operating non-GAAP amounts appear to constitute full non-GAAP income statements. Please revise your presentation to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your Form 8-K filed on February 1, 2012 also appears to include a similar presentation. Please make necessary revisions in your Forms 8-K as well. Please show us in your supplemental response what the revisions will look like in future filings.

4. In both your consolidated and segment results of operations, please provide a more comprehensive analysis of the factors that impacted each significant component of your revenues and expenses ensuring that you address specific underlying causes for the changes. Please quantify each factor you cite as impacting your operations. In addition, you should discuss any known or anticipated trends that have and/or may continue to impact your results of operations. Your discussion and analysis should provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. In addressing this comment, please specifically address the following:
   - Consolidated management and financial advice fees revenues, which represents approximately 44% of your total revenues for the year ended December 31, 2011, increased by approximately 20% from the year ended December 31, 2010 to the year ended December 31, 2011. Given the significance of the increase as well as the significance of this revenue source, please provide a comprehensive explanation of the

factors that led to this increase. Please quantify each of the factors that led to this increase as well as the underlying causes for the increase. For example, you should separately quantify the impact of the additional four months of the Columbia Management acquisition, higher wrap account fees, and higher variable annuity fees;

- In your discussion of net revenues of the advice and wealth management segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, you attribute the 16% increase in management and financial advice fees to the growth in assets under management. Please further expand your discussion to explain how a 6% increase in assets under management of your wrap accounts led to such a significant increase. It also appears that financial advice fees revenue may not necessarily correlate to changes in AUM. Please discuss any significant changes in financial advice fees separately;

- In your discussion of the decrease in net investment income of the annuities segment for the year ended December 31, 2011 compared to the year ended December 31, 2010, you refer to lower invested assets as well as lower interest rates. The lower invested assets was driven by lower general account assets due to the implementation of changes to the Portfolio Navigator program and lower interest sensitive fixed annuity account balances. Please disclose the nature of this program as well as how it resulted in a decrease in general account assets. Please discuss whether you expect general account assets to remain at these lower levels in the future. Please also separately quantify the impact of lower asset levels from the impact of lower interest rates; and

- Management and financial advice fees for the asset management segment increased $455 million or 23% for the year ended December 31, 2011 compared to the year ended December 31, 2010. This appears to be due to the additional four months of business from the Columbia Management Acquisition, the impact of higher equity market levels on assets, offset by net outflows and lower hedge fund performance fees. Please quantify the impact attributed to each of these factors as well as discuss the underlying causes for these changes.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification. Please show us in your supplemental response what the revisions will look like in future filings.

5. The amortization of deferred acquisition costs increased by $491 million or 387% from $127 million during the year ended December 31, 2010 to $618 million during the year ended December 31, 2011. The increase in amortization expense appears to be significant to income from continuing operations before income taxes, including the decrease of $249 million in income from continuing operations before tax from the year ended December 31, 2010 to the year ended December 31, 2011. In this regard, please provide a comprehensive discussion of changes in the amortization of deferred acquisition costs from period to period.

Please show us in your supplemental response what the revisions will look like in future filings.

6. Please tell us what consideration you gave to providing rollforwards for Assets Under Administration in a similar manner to your rollforwards of Assets Under Management.

7. Please separately present each significant component in your rollforwards of Assets Under Management, including redemptions and distributions. In this regard, it appears that redemptions are currently included in your net flows column and distributions are included in your market appreciation/(depreciation) and other column. Please also describe any remaining components included in the net flows column as well as in the other portion of the market appreciation/(depreciation) column. Please show us in your supplemental response what the revisions will look like in future filings.

8. Please provide a reasonably detailed discussion accompanying each of your rollforwards of Assets Under Management to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your rollforward for each period presented, including market appreciation/(depreciation) and redemptions. In this regard, we note that during your earnings call on February 2, 2012 you discussed specific changes in your assets under management, including actual or anticipated redemptions. Please show us in your supplemental response what the revisions will look like in future filings.

9. Approximately 44% of your total revenues for the year ended December 31, 2011 were for management and financial advice fees, which include performance-based fees. Given the different nature of performance-based fees, please tell us what consideration you gave to separately disclosing the amounts and discussing these amounts.

Liquidity and Capital Resources, page 86

Cash Flows

Operating Activities, page 89

10. Please expand your discussion to address the underlying causes for changes in the components of cash flows from operating activities from period to period. For example, operating cash increased $738 million in 2011 due to an increase in net cash collateral held related to derivative instruments. It is not clear what underlying reasons caused this increase. Please show us in your supplemental response what the revisions will look like in future filings.

Financial Statements

Consolidated Statements of Operations, page 100 and Consolidated Balance Sheets, page 101

11. Your presentation of net investment income before impairment losses on securities, total assets before consolidated investment entities, and total liabilities before consolidated investment entities appear to constitute non-GAAP financial measures. We remind you that Item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements. Please revise as necessary. Please show us in your supplemental response what the revisions will look like in future filings.

Consolidated Statements of Cash Flows, page 102

12. In your determination of cash flows from investing and financing activities, there appear to be headings to show those cash flows specifically attributable to available-for-sale securities, investment certificates and banking time deposits, and policyholder and contractholder account values. Please revise your presentation to better clarify which line items are related to these headings. For example, it may be helpful to indent those line items under the available-for-sale securities heading which relate to this heading.

13. We note that net investment income includes changes in the fair value of trading securities, certain derivatives and certain assets and liabilities of consolidated investments entities, and the pro rata share of net income or loss on equity method investments. For each period presented, please quantify the amount of each component, including the unrealized gains and losses related to your trading securities and the assets and liabilities of the consolidated investment entities. Please address why items, including any unrealized gains and losses related to your trading securities and net income or loss on equity method investments are not reflected as an adjustments to reconcile net income to net cash provided by (used in) operating activities.

14. Please provide us with the separate components of the changes in operating assets and liabilities of consolidated investment entities, net and tell us what consideration you gave to disclosing these components on a gross basis.

Consolidated Statements of Equity, page 103

15. Please separately present the amount of comprehensive income attributable to Ameriprise Financial, Inc and noncontrolling interests for each period presented. Refer to ASC 810-10-50-1(a). Please show us in your supplemental response what the revisions will look like in future filings.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Future Policy Benefits and Claims, page 111

16. You disclose how you account for revenue from premiums on page 114. Please also disclose how you account for expenses and corresponding profit related to these premiums. Please show us in your supplemental response what the revisions will look like in future filings.

Note 13. Debt, page 133

17. Please disclose whether you are required to comply with any covenants in your debt agreements and correspondingly whether you were in compliance with your debt covenants. Please also disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like in future filings.

Note 14. Fair Values of Assets and Liabilities, page 134

18. The table on page 137 shows assets and liabilities measured at fair value on a recurring basis. The table on page 140 shows the carrying and fair values of financial instruments that are not reported at fair value. Please help us understand why the sum of certain amounts on pages 137 and 140 do not equal the amounts reported on your consolidated balance sheets. For example, future policy benefits and claims of $1.59 billion on page 137 and $15.1 billion on page 140 do not equal the amount reported on your consolidated balance sheets of $31.7 billion at December 31, 2011.

Note 18. Earnings Per Share Attributable to Ameriprise Financial, Inc. Common Shareholders, page 150

19. Please disclose any securities which could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period(s) presented. Refer to ASC 280-10-50-1(c).

Note 22. Commitments, Guarantees and Contingencies, page 159

Guarantees, page 159

20. As circumstances warranted from time to time, you injected capital into one or more of the
    money market funds advised by your Columbia Management Investment Advisers, LLC
    subsidiary. You also disclose on page 25 that you may choose to contribute capital to money
    market funds without consideration if your money market funds experience a decline in
    market value. Please disclose the amounts of capital provided or management fees waived
    during each period presented. Please show us in your supplemental response what the
    revisions will look like in future filings.

Contingencies, page 160

21. For matters where you conclude that you cannot estimate the reasonably possible additional
    loss or range of loss, please supplementally: (1) explain to us the procedures you undertake
    on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure
    and (2) for each material matter, what specific factors are causing the inability to estimate
    and when you expect those factors to be alleviated. We recognize that there are a number of
    uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an
    effort should be made to develop estimates for purposes of disclosure, including determining
    which of the potential outcomes are reasonably possible and what the reasonably possible
    range of losses would be for those reasonably possible outcomes.

Item 15. Exhibits and Financial Statement Schedules, page 170

22. Please tell us what consideration you gave to including financial statement schedules which
    provide the information required by Rules 12-16 through 18 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A filed March 9, 2012

Summary Compensation Table, page 52

23. We note your disclosure in the "Non-Equity Incentive Plan Compensation" column of the
    Summary Compensation Table, which reports the amounts earned by the named executive
    officers for 2011 performance. We would expect to see corresponding disclosure under Item
    402(d)(2)(iii) of Regulation S-K in your preceding years' proxy statements that sets forth the
    estimated amounts that a named executive officer may earn pursuant to the operation of the
    non-equity incentive plan; however, we have reviewed your proxy statements for the years
    2008-2011 and we are not able to locate any disclosure that would correspond to amounts
    being reported in your 2011 presentation. Please advise. If you do not believe the amounts
    reported represent non-equity incentive plan compensation as that term is defined in Item
    402(a)(6)(iii), please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief